Exhibit 12

FORTUNE BRANDS, INC. AND SUBSIDIARIES

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

PREFERRED DIVIDENDS

(Dollar amounts in millions)

	Three Months Ended March 31, 2011	Years Ended December 31,
		2010	2009	2008	2007	2006
Earnings Available:
Income (loss) from continuing operations before income taxes and extraordinary items	$112.6	$587.6	$283.4	$188.4	$1,120.2	$1,179.3
Total Fixed Charges	51.2	231.7	233.7	268.0	361.1	370.4
Less: Income (loss) of equity investees included above	(1.2)	(0.7)	4.0	(24.4)	—	—
Capitalized interest	—	—	—	—	0.7	—
Preferred dividends of consolidated subsidiaries	—	—	—	13.8	25.0	21.3

Total Earnings Available	$165.0	$820.0	$513.1	$467.0	$1,455.6	$1,528.4

Fixed Charges and Preferred Dividends:
Interest expense and amortization of debt discount and expenses	$46.6	$213.8	$215.8	$237.2	$318.5	$332.4
Portion of rentals representative of an interest factor	4.6	17.9	17.9	17.0	17.6	16.7
Preferred dividends of consolidated subsidiaries	—	—	—	13.8	25.0	21.3

Total Fixed Charges	51.2	$231.7	$233.7	$268.0	$361.1	$370.4
Preferred dividend requirements	0.1	0.6	0.6	0.7	0.8	0.6

Combined Fixed Charges and Preferred Dividends	$51.3	$232.3	$234.3	$268.7	$361.9	$371.0

Ratio of Earnings to Fixed Charges	3.22	3.54	2.20	1.74	4.03	4.13
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	3.22	3.53	2.19	1.74	4.02	4.12